13 June 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 13 June 2006 it purchased 600,000 Reed Elsevier PLC ordinary shares at a price of 519.3476 pence per share. The purchased shares will be held as treasury shares. Reed Elsevier PLC currently holds 19,893,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,261,573,491 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 13 June 2006, it purchased 300,000 Reed Elsevier NV ordinary shares at a price of €11.3954 per share. The purchased shares will be held as treasury shares. Reed Elsevier NV currently holds 12,831,500 Reed Elsevier NV ordinary shares in treasury, and has 732,196,064 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).